Filed by Household International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                  Subject Company: Household International, Inc.
                                                    Commission File No. 001-8198

On November 14, 2002, Household International, Inc. issued the following press release.


14 November 2002


                     HSBC TO ACQUIRE HOUSEHOLD INTERNATIONAL


HSBC Holdings plc ("HSBC") and Household International, Inc. ("Household") have reached agreement for HSBC to acquire Household.

Under the terms of the merger agreement, which has been approved by each company's board of directors, Household common shareholders will be entitled to receive 2.675 HSBC ordinary shares or 0.535 HSBC American Depositary Shares for each share of Household common stock. The consideration is valued at approximately US$30.04 per Household share, based on the closing price of a HSBC ordinary share on the London Stock Exchange of (GBP)7.07 (approximately US$11.23) on 13 November 2002. On this basis the total consideration for the current outstanding Household common stock is approximately US$14,242 million (approximately (GBP)8,967 million). The HSBC shares to be issued in exchange for Household common shares will result in an increase in the issued share capital of HSBC of approximately 13.38%.

Options over shares of Household common stock granted under various Household option plans will be converted into options over HSBC ordinary shares. Certain of Household's outstanding preferred stock will be redeemed by Household pursuant to their respective terms. The remaining series of Household's outstanding preferred stock will be converted in the acquisition into the right to receive from HSBC cash in an aggregate amount of US$1,100 million.

The agreement is subject to a number of conditions including the approval of the shareholders of HSBC and Household, and regulatory and other consents and approvals in the USA, Canada, the UK and other relevant jurisdictions. The acquisition is expected to be completed during the first quarter of 2003. Upon completion, Household will become a wholly-owned subsidiary of the HSBC Group.

HSBC TO ACQUIRE HOUSEHOLD

The acquisition:

o Meets HSBC's stated objective of growing consumer assets, adding a significant business with over 50 million customers worldwide and total owned assets as at 30 September 2002 of US$101 billion.

o Improves the geographic balance of HSBC's earnings, significantly increasing the contribution from North America.

o Delivers national coverage in the USA for consumer lending, credit cards and credit insurance with approximately 1,400 offices in 46 States.

o      Creates a top 10 credit card player globally.

o Offers exciting opportunities to extend Household's business model into countries and territories currently served by HSBC.

o      Broadens the product range available to the enlarged customer base.

o Provides the opportunity for significant funding, cost and revenue synergies.

The combination of businesses is expected to produce cost savings in the areas of information technology, administrative support and the consolidating of card processing. The acquisition is expected to be accretive to earnings per share for 2003.

Sir John Bond, HSBC Group Chairman, said: "This is a great opportunity for us to strengthen both HSBC and Household's businesses in a way that benefits both sets of shareholders and is consistent with HSBC's strategic objectives. This deal brings together one of the world's most successful deposit gatherers with one of the world's largest generators of assets. It is an extremely good match.

HSBC TO ACQUIRE HOUSEHOLD


"Household will bring over 50 million customers in North America and provide coverage throughout the USA. We also welcome into the Group a talented management team which has created one of the best-in-class technology and marketing platforms in financial services."

William F. Aldinger, Chairman and CEO of Household, said: "The opportunities within Household to build our business are significantly enhanced through the financial strength and extensive product range which HSBC brings. In particular, we look forward to the opportunity to be able to refer up to HSBC those of our customers who might otherwise be lost to the traditional banking sector as their financial circumstances allow. They will have the opportunity to stay within our enlarged group.

"We also see great potential from combining HSBC's strong relations in lending, cash management and trade services to the retail trade sector with our partnering relationships in private label credit cards."

DESCRIPTION OF BUSINESSES

Founded in 1878, Household is a leading provider of consumer loans, credit cards, auto finance and credit insurance to over 50 million customers across the USA, the UK and Canada.

Household is the largest independent consumer finance company in the USA. It is also the country's second largest third-party issuer of private label credit cards and eighth largest issuer of MasterCard and Visa credit cards. Household is the USA's fourth largest provider of credit insurance.

In the UK and Ireland, with over 200 branches operating under the HFC and Beneficial brand names, Household is a leading provider of consumer loans, retail finance and credit

HSBC TO ACQUIRE HOUSEHOLD

cards. In Canada, Household has 110 branches in 10 provinces offering a range of consumer financial services.

The following table sets out selected consolidated financial information of Household (in US$ millions) which has been extracted from its filings with the US Securities and Exchange Commission:


                             Six months ended     Year ended      Year ended
                              30 June 2002    31 December 2001  31 December 2000
Total common shareholders'       8,661.2           7,842.9         7,667.2
equity
Income before income taxes       1,502.6           2,818.4         2,499.5
Net income                         998.4           1,847.6         1,630.6

Household is listed on the New York Stock Exchange.

Headquartered in London, HSBC is one of the largest banking and financial services organisations in the world. At 30 June 2002, the HSBC Group had total assets of US$746 billion and total capital resources of US$55 billion.

The HSBC Group's international network comprises more than 7,000 offices in 81 countries and territories, operating in the Asia-Pacific region, Europe, the Americas, the Middle East and Africa. HSBC is the largest foreign-owned bank in the USA, where the Group's origins date back to 1850. HSBC's principal operating entity in the USA, HSBC Bank USA, has the largest branch network in New York State.

HSBC is listed on stock exchanges in London, Hong Kong, New York and Paris. Its shares are held by around 190,000 shareholders in some 100 countries and territories.

Through a global network linked by advanced technology, the Group provides a comprehensive range of financial services: personal, commercial, investment and private banking; trade services; cash management; treasury and capital markets services; insurance;

HSBC TO ACQUIRE HOUSEHOLD

consumer and business finance; pension and investment fund management; trustee services; and securities and custody services.

Further information on Household and HSBC is set out in Appendices 1 and 2 which form part of this announcement.

DETAILS OF THE ACQUISITION

STRUCTURE

The acquisition will be effected in accordance with the terms of a merger agreement entered into today between HSBC, a wholly-owned subsidiary of HSBC, and Household, which provides for Household to be merged with that subsidiary of HSBC. Following the merger Household will be a wholly-owned subsidiary of HSBC Group.

TERMS AND CONSIDERATION

Under the terms of the merger agreement Household common shareholders will receive 2.675 new HSBC ordinary shares for each share of Household common stock, equivalent to approximately US$30.04 per Household share based on the closing price of a HSBC ordinary share on the London Stock Exchange of (GBP)7.07 (approximately US$11.23) on 13 November 2002. Household shareholders will have the right to elect to receive instead 0.535 HSBC American Depositary Shares per share of common stock of Household. Each American Depositary Share represents five ordinary shares of HSBC. The merger is expected to be tax-free for common shareholders of Household under US tax law.

Holders of Household common stock will receive the regular Household quarterly dividend payable in January 2003 and will be entitled to receive the benefit of the HSBC second interim dividend in respect of 2002, which is expected to be paid to HSBC shareholders in May 2003.

HSBC TO ACQUIRE HOUSEHOLD

Based on the current outstanding Household common stock, 1,268,260,653 new ordinary shares of US$0.50 each of HSBC will be issued as consideration representing a total consideration of approximately US$14,242 million (approximately (GBP)8,967 million) based on the closing price of a HSBC share on the London Stock Exchange on 13 November 2002.

The outstanding options to purchase 21,366,370 shares of Household granted under various Household option plans will be assumed by HSBC and converted into options to purchase shares of HSBC (and the per share exercise prices will be adjusted) based on the exchange ratio for the underlying common shares as described above.

Certain series of Household's outstanding preferred stock will be redeemed by Household pursuant to their respective terms at their liquidation value (103% of liquidation value in the case of the US$4.50 Cumulative Preferred Stock) at an aggregate cost of approximately US$115 million, plus accrued but unpaid dividends. The remaining series of Household's outstanding preferred stock will be converted in the acquisition into the right to receive from HSBC cash in an amount equal to their liquidation value (in an aggregate amount of US$1,100 million) plus accrued but unpaid dividends, unless a holder instead exercises statutory appraisal rights to receive the judicially appraised value of his shares of such preferred stock. Outstanding Trust Preferred Stock guaranteed by Household and outstanding Household indebtedness will remain outstanding as obligations of Household following the acquisition. Pursuant to their terms, the outstanding Household 8.875% Adjustable Conversion-Rate Equity Units will also remain outstanding, with the purchase contracts that form a portion of such Units becoming contracts to purchase HSBC ordinary shares in lieu of Household shares.

Assuming full exercise of all the aforementioned options and Units, up to a maximum of 124,832,539 additional HSBC ordinary shares could potentially be issued as a result of the acquisition.

HSBC TO ACQUIRE HOUSEHOLD

The consideration was arrived at after arm's length negotiations between the parties and the directors of HSBC consider it to be fair and reasonable.

Household has agreed to pay HSBC a termination fee of US$550 million under certain circumstances if the acquisition is not completed.

The new HSBC shares will be issued pursuant to the existing authority granted to the directors of HSBC at the annual general meeting held on 31 May 2002 and/or pursuant to a new authority to be sought from shareholders.

CONDITIONS AND APPROVALS

The acquisition is subject to certain conditions including approval by the shareholders of each of HSBC and Household and various regulatory and other consents and approvals in the United States, Canada, the UK and other relevant jurisdictions. It is expected to be completed by the end of the first quarter of 2003.

The acquisition constitutes for HSBC a Class 1 transaction under the Listing Rules of the UK Financial Services Authority and a discloseable transaction under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong. The acquisition does not involve any connected person of HSBC (as defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong).

The acquisition is conditional upon, amongst other matters, the approval of the merger agreement by the holders of voting shares of HSBC and Household at shareholders' meetings, which are expected to take place in the first quarter of 2003. Formal documentation relating to the acquisition will be sent to HSBC and Household shareholders in due course. This documentation will include notices of the shareholders' meetings and full details of the acquisition, and will set out the necessary actions to be taken by shareholders of HSBC and Household.

HSBC TO ACQUIRE HOUSEHOLD

Application will be made to the UK Listing Authority and to the London Stock Exchange for the new ordinary shares of HSBC to be admitted to the Official List and to trading respectively, to the Stock Exchange of Hong Kong for listing of, and permission to deal in, the new ordinary shares of HSBC, and to the New York Stock Exchange and Euronext, Paris for listing of the new ordinary shares of HSBC.

An application has been made to the Stock Exchange of Hong Kong to bring the timetable for the sending of documentation to HSBC shareholders in line with the sending of documentation to Household common shareholders which is subject to a filing and review process with the US Securities and Exchange Commission. It is expected that this documentation will be sent in the first quarter of 2003.

BOARDS' RECOMMENDATIONS

The board of HSBC considers the acquisition to be in the best interests of HSBC's shareholders taken as a whole. In addition, the board of HSBC, which has been advised by Morgan Stanley & Co. Limited, Rohatyn Associates LLC and HSBC Investment Bank plc, considers the financial terms of the acquisition to be fair and reasonable. In providing advice to the board of HSBC, Morgan Stanley & Co. Limited, Rohatyn Associates LLC and HSBC Investment Bank plc have taken into account the board's commercial assessment of the transaction.

The board of Household has unanimously approved the acquisition and has determined to recommend that Household shareholders vote in favour of the resolutions to be proposed at a special shareholder meeting. Goldman, Sachs & Co. acted as financial adviser to Household and has provided an opinion to the board of Household that, from a financial point of view, the exchange ratio is fair to the common shareholders of Household. Separately, Keefe Bruyette & Woods, Inc. has provided an opinion that the consideration to be received in respect of preferred stock is fair to the preferred shareholders of Household from a financial point of view.

HSBC TO ACQUIRE HOUSEHOLD

MANAGEMENT

William F. Aldinger, currently Chairman and CEO of Household, will become Chairman and CEO of a new holding company of the enlarged group in the USA by the end of 2003. He will enter into a new employment agreement with Household for a term of three years. Youssef A Nasr will continue as President and CEO of HSBC North America Inc. David A Schoenholz, President and COO of Household Inc, will manage the Consumer Finance business. Both executives will report to William F. Aldinger.

It is intended that William F. Aldinger will be invited to join the board of HSBC.

An exchange rate of US$1.5883 = (GBP)1, being the rate prevailing at the close of business in London on 13 November 2002, has been used above.

HSBC TO ACQUIRE HOUSEHOLD

MEDIA CONTACTS:

                              HSBC                          HOUSEHOLD

LONDON                        Richard Beck/Adrian Russell   -
                              Tel: + 44 (20) 7260 6757/8211

NEW YORK                      Kathleen Rizzo Young          Craig Streem
                              Tel:  (212) 525 3800          Tel:  (847) 564 6053

HONG KONG                     Gareth Hewett                   -
                              Tel:  (852) 2822 4929

INVESTOR RELATIONS CONTACTS:

                              HSBC                          HOUSEHOLD
LONDON                        Pat McGuinness                -
                              Tel:  + 44 (20) 7992 1938

NEW YORK                      Ted Ayvas                     Celeste Murphy
                              Tel:  (212) 525 6191          Tel:  (847) 564 7568

HONG KONG                     Gareth Hewett                 -
                              Tel:  (852) 2822 4929
NOTES TO EDITORS:

1.       ANALYSTS' CONFERENCE
         Analysts are invited to a presentation by HSBC and Household at 10.00hrs on Thursday 14 November 2002, at HSBC's new headquarters, 8 Canada Square, London E14.

2.       PRESS CONFERENCE
         Media are invited to a presentation by HSBC and Household at 12.00hrs on Thursday 14 November 2002, at HSBC's new headquarters, 8 Canada Square, London E14.

3.       TV AND PHOTOGRAPHY
         AFTER pre-registering with Renee Annison at HSBC on 020 7260 9487, television cameras and photographers will be accommodated at the press conference at 12.00hrs on Thursday 14 November 2002, as above (see item
         2).

HSBC TO ACQUIRE HOUSEHOLD

THIS DOCUMENT MAY CONTAIN CERTAIN STATEMENTS THAT ARE NEITHER REPORTED FINANCIAL RESULTS NOR OTHER HISTORICAL INFORMATION. THESE STATEMENTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SAFE-HARBOUR PROVISIONS OF THE US FEDERAL SECURITIES LAWS. BECAUSE THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR IMPLIED BY THE STATEMENTS. MANY OF THESE RISKS AND UNCERTAINTIES RELATE TO FACTORS THAT ARE BEYOND THE COMPANIES' ABILITY TO CONTROL OR ESTIMATE PRECISELY, SUCH AS CHANGES IN ECONOMIC AND MARKET CONDITIONS, CHANGES IN INTEREST RATES AND FOREIGN EXCHANGE RATES, CHANGES IN LAW, GOVERNMENTAL POLICY AND REGULATION, THE EFFECTS OF COMPETITION, THE ABILITY OF HSBC AND HOUSEHOLD TO ADEQUATELY IDENTIFY AND MANAGE THE RISKS THEY FACE, CHANGES RESULTING FROM THE PROPOSED ACQUISITION INCLUDING THE DIFFICULTIES OF INTEGRATING SYSTEMS, OPERATIONAL FUNCTIONS AND CULTURES, AND OTHER RISK FACTORS DETAILED IN HSBC'S AND HOUSEHOLD'S RESPECTIVE REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS ANNOUNCEMENT. NEITHER HSBC NOR HOUSEHOLD UNDERTAKE ANY OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS ANNOUNCEMENT.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THIS ANNOUNCEMENT, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE HSBC PROSPECTUS WILL ALSO CONSTITUTE THE HOUSEHOLD PROXY STATEMENT AND WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY BOTH COMPANIES. HOUSEHOLD SHAREHOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY EITHER COMPANY AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV. WHEN AVAILABLE, THE PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM HSBC BY CONTACTING HSBC, ATTENTION: TED AYVAS,TEL: (212) 525 6191 AND/OR HOUSEHOLD BY CONTACTING HOUSEHOLD, ATTENTION: CRAIG STREEM TEL: (847) 564 6055.

HSBC AND HOUSEHOLD AND THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM HOUSEHOLD SHAREHOLDERS IN FAVOUR OF THE ACQUISITION. INFORMATION CONCERNING THE PARTICIPANTS WILL BE SET FORTH IN THE PROXY STATEMENT/PROSPECTUS WHEN IT IS FILED WITH THE SECURITIES EXCHANGE COMMISSION.


MORGAN STANLEY & CO. LIMITED, ROHATYN ASSOCIATES LLC AND HSBC INVESTMENT BANK PLC ARE ACTING FOR HSBC IN CONNECTION WITH THE ACQUISITION AND FOR NO ONE ELSE AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN HSBC FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF MORGAN STANLEY & CO. LIMITED, ROHATYN ASSOCIATES LLC AND HSBC INVESTMENT BANK PLC OR FOR PROVIDING ADVICE IN RELATION TO THE ACQUISITION.

HSBC TO ACQUIRE HOUSEHOLD

APPENDIX 1 - SUMMARY FINANCIAL INFORMATION OF HOUSEHOLD

The following information is presented on a US GAAP basis and is extracted from Household's filings with the US Securities and Exchange Commission.


HOUSEHOLD CONDENSED
CONSOLIDATED STATEMENT OF                    US$ MILLIONS                                 HK$ MILLIONS
INCOME
                                  SIX MONTHS        YEAR ENDED      YEAR ENDED     SIX MONTHS      YEAR ENDED      YEAR ENDED
                                    ENDED 30       31 DECEMBER     31 DECEMBER       ENDED 30     31 DECEMBER     31 DECEMBER
                                   JUNE 2002              2001            2000      June 2002            2001            2000
NET INTEREST MARGIN                  3,225.9           5,787.5         4,721.7         25,159          45,143          36,791
Provisions for credit               (1,773.9)         (2,912.9)       (2,116.9)       (13,835)        (22,721)        (16,495)
losses on owned receivables
NET INTEREST MARGIN AFTER            1,452.0           2,874.6         2,604.8         11,324          22,422          20,296
PROVISIONS FOR CREDIT
LOSSES

Securitization revenue               1,041.7           1,762.9         1,459.3          8,124          13,751          11,371
Insurance revenue                      347.6             662.4           561.2          2,711           5,167           4,373
Investment income                       90.2             167.7           174.2            703           1,308           1,357
Fee income                             406.8             903.5           760.2          3,173           7,047           5,923
Other income                           283.3             322.5           228.8          2,209           2,516           1,783
TOTAL OTHER REVENUES                 2,169.6           3,819.0         3,183.7         16,920          29,789          24,807

Salaries and fringe                   (898.3)         (1,597.2)       (1,312.1)        (7,006)        (12,458)        (10,224)
benefits
Sales incentives                      (121.7)           (273.2)         (203.6)          (949)         (2,131)         (1,586)
Occupancy and equipment               (185.5)           (337.4)         (306.6)        (1,447)         (2,632)         (2,389)
expense
Other marketing expenses              (273.9)           (490.4)         (443.6)        (2,136)         (3,825)         (3,457)
Other servicing and                   (435.8)           (716.8)         (595.0)        (3,399)         (5,591)         (4,636)
administrative expenses
Amortization of acquired               (32.4)           (157.6)         (166.4)          (253)         (1,229)         (1,297)
intangibles and goodwill
Policyholders' benefits               (171.4)           (302.6)         (261.7)        (1,337)         (2,360)         (2,039)
TOTAL COSTS AND EXPENSES            (2,119.0)         (3,875.2)       (3,289.0)       (16,527)        (30,226)        (25,628)

INCOME BEFORE INCOME TAXES           1,502.6           2,818.4         2,499.5         11,717          21,985          19,475

Income taxes                          (504.2)           (970.8)         (868.9)        (3,932)         (7,572)         (6,770)
NET INCOME                             998.4           1,847.6         1,630.6          7,785          14,413          12,705


The Hong Kong dollar equivalent figures are for information only and are translated using the following average rates:
- HK$/US$                                                                               7.799           7.800           7.792

                                       12

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HSBC TO ACQUIRE HOUSEHOLD



HOUSEHOLD                                                   US$ MILLIONS                       HK$ MILLIONS
CONDENSED CONSOLIDATED BALANCE SHEET
                                                      AS AT             AS AT            AS AT            AS AT
                                                   30 JUNE 2002    31 DECEMBER 2001   30 JUNE 2002   31 DECEMBER 2001
ASSETS
Cash                                                     346.6            543.6            2,703            4,239
Investment securities                                  8,229.7          3,580.5           64,192           27,921
Receivables, net                                      82,133.0         79,263.5          640,637          618,097
Acquired intangibles, net                                418.5            455.6            3,264            3,553
Goodwill                                               1,122.1          1,107.4            8,752            8,636
Properties and equipment, net                            550.0            531.1            4,290            4,142
Real estate owned                                        456.7            398.9            3,562            3,111
Other assets                                           3,549.7          3,030.3           27,689           23,627
TOTAL ASSETS                                          96,806.3         88,910.9          755,089          693,326

LIABILITIES AND SHAREHOLDERS' EQUITY
Debt
- Deposits                                             5,611.8          6,562.3           43,772           51,173
- Commercial paper, bank and other borrowings          3,598.7         12,024.3           28,070           93,765
- Senior and Senior subordinated debt (with           73,269.4         56,823.6          571,501          443,110
original maturities over one year)
TOTAL DEBT                                            82,479.9         75,410.2          643,343          588,048
Insurance policy and claim reserves                    1,037.2          1,094.5            8,090            8,535
Other liabilities                                      2,809.8          3,132.5           21,916           24,427
TOTAL LIABILITIES                                     86,326.9         79,637.2          673,349          621,010

Company obligated mandatorily redeemable                 975.0            975.0            7,605            7,603
preferred securities of subsidiary trusts
Preferred stock                                          843.2            455.8            6,577            3,554
Common shareholders' equity
- Common stock                                           551.7            551.7            4,303            4,302
- Additional paid-in capital                           2,058.3          2,030.0           16,055           15,830
- Retained earnings                                    9,597.3          8,837.5           74,859           68,915
- Accumulated other comprehensive income                (605.3)          (732.4)          (4,721)          (5,711)
Less: common stock in treasury                        (2,940.8)        (2,843.9)         (22,938)         (22,177)
TOTAL COMMON SHAREHOLDERS' EQUITY                      8,661.2          7,842.9           67,558           61,159

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            96,806.3         88,910.9          755,089          693,326


The Hong Kong dollar equivalent figures are for information only and are translated using the following closing rates:
- HK$/US$                                                                                  7.800             7.798

                                       13

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HSBC TO ACQUIRE HOUSEHOLD

APPENDIX 2 - SUMMARY FINANCIAL INFORMATION OF HSBC

The financial information in respect of HSBC contained in this Appendix 2 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Full audited accounts for HSBC Holdings plc for the years ended 31 December 2001 and 31 December 2000 have been delivered to the Registrar of Companies and the auditors of HSBC Holdings plc have given reports under
Section 235 of the Companies Act 1985 on such accounts, which were unqualified reports within the meaning of Section 237(2) or (3).

The following information is presented on a UK GAAP basis and is extracted from HSBC's 2002 Interim Report and 2001 Annual Report and Accounts.


HSBC CONSOLIDATED                            US$ MILLIONS                                 HK$ MILLIONS
PROFIT & LOSS ACCOUNT
                               SIX MONTHS      YEAR ENDED 31   YEAR ENDED*    SIX MONTHS     YEAR ENDED   YEAR ENDED
                              ENDED 30 JUNE     DECEMBER      31 DECEMBER    ENDED 30 JUNE   31 DECEMBER  31 DECEMBER
                                  2002            2001           2000           2002            2001         2000
Interest receivable              14,229          35,261         37,746         110,972         275,036      294,117
Interest payable                 (6,636)        (20,536)       (24,023)        (51,754)       (160,181)    (187,187)
NET INTEREST INCOME               7,593          14,725         13,723          59,218         114,855      106,930
Other operating income            5,510          11,163         10,850          42,972          87,071       84,543
TOTAL OPERATING INCOME           13,103          25,888         24,573         102,190         201,926      191,473
Operating expenses               (7,146)        (14,605)       (13,577)        (55,732)       (113,919)    (105,792)
Goodwill amortisation              (396)           (799)          (510)         (3,088)         (6,232)      (3,974)
OPERATING PROFIT BEFORE           5,561          10,484         10,486          43,370          81,775       81,707
PROVISIONS
Provisions for bad and             (715)         (2,037)          (932)         (5,576)        (15,889)      (7,262)
doubtful debts
Provisions for contingent            (3)           (649)           (71)            (23)         (5,062)        (553)
liabilities and commitments
Loss from foreign currency          (45)           (520)             0            (351)         (4,056)           0
redenomination in Argentina
Amounts written off fixed          (139)           (125)           (36)         (1,084)           (975)        (281)
asset investments
OPERATING PROFIT                  4,659           7,153          9,447          36,336          55,793       73,611

Share of operating loss in          (23)            (91)           (51)           (179)           (709)        (397)
joint ventures
Share of operating profit            71             164             75             554           1,279          584
in associates
Gains/(losses) on disposal
of:
- investments                       351             754            302           2,737           5,881        2,353
- tangible fixed assets              (1)             20              2              (8)            156           16
PROFIT ON ORDINARY                5,057           8,000          9,775          39,440          62,400       76,167
ACTIVITIES BEFORE TAX
Tax on ordinary activities       (1,315)         (1,988)        (2,238)        (10,256)              0      (17,439)
PROFIT ON ORDINARY                3,742           6,012          7,537          29,184          62,400       58,728
ACTIVITIES AFTER TAX

Minority interests:
- equity                           (278)           (579)          (558)         (2,168)         (4,516)      (4,348)
- non-equity                       (184)           (441)          (351)         (1,435)         (3,440)      (2,735)
PROFIT ATTRIBUTABLE TO            3,280           4,992          6,628          25,581          54,444       51,645
SHAREHOLDERS

Dividends                        (1,929)         (4,467)        (4,010)        (15,044)        (34,843)     (31,246)
RETAINED PROFIT                   1,351             525          2,618          10,537          19,601       20,339


HSBC TO ACQUIRE HOUSEHOLD

* - Figures for 2000 have not been restated to reflect the adoption of UK
    Financial Reporting Standard 19 "Deferred Tax".

The Hong Kong dollar equivalent figures are for information only and are translated using the following average rates:
- HK$/US$                                                                         7.799           7.800        7.792


HSBC TO ACQUIRE HOUSHOLD


HSBC
CONSOLIDATED BALANCE SHEET                                  US$ MILLIONS                       HK$ MILLIONS
                                                      AS AT             AS AT            AS AT            AS AT
                                                   30 JUNE 2002    31 DECEMBER 2001   30 JUNE 2002   31 DECEMBER 2001
ASSETS
Cash and balances at central banks                     5,561            6,185             43,376           48,231
Items in the course of collection from other           5,894            5,775             45,973           45,033
banks
Treasury bills and other eligible bills               19,255           17,971            150,189          140,138
Hong Kong SAR Government certificates of               8,986            8,637             70,091           67,351
indebtedness
Loans and advances to banks                          100,965          104,641            787,526          815,990
Loans and advances to customers                      342,057          308,649          2,668,045        2,406,845
Debt securities                                      172,792          160,579          1,347,778        1,252,195
Equity shares                                          8,710            8,057             67,938           62,828
Interests in joint ventures                              144              292              1,123            2,277
Interests in associates                                1,042            1,056              8,128            8,235
Other participating interests                             47              120                367              936
Intangible fixed assets                               15,111           14,564            117,866          113,570
Tangible fixed assets                                 13,988           13,521            109,106          105,437
Other assets                                          44,363           38,632            346,031          301,251
Prepayments and accrued income                         7,420            7,566             57,876           59,000
TOTAL ASSETS                                         746,335          696,245          5,821,413        5,429,317

LIABILITIES
Hong Kong SAR currency notes in circulation            8,986            8,637             70,091           67,351
Deposits by banks                                     61,455           53,640            479,349          418,285
Customer accounts                                    470,778          449,991          3,672,068        3,509,030
Items in the course of transmission to other           4,112            3,798             32,074           29,617
banks
Debt securities in issue                              28,683           27,098            223,727          211,310
Other liabilities                                     86,642           72,623            675,808          566,314
Accruals and deferred income                           7,707            7,149             60,115           55,748
Provisions for liabilities and charges:
- deferred taxation                                    1,181            1,057              9,212            8,242
- other provisions                                     3,292            3,883             25,677           30,280
Subordinated liabilities:
- undated loan capital                                 3,517            3,479             27,433           27,129
- dated loan capital                                  12,199           12,001             95,152           93,584
Minority interests:
- equity                                               2,253            2,210             17,573           17,233
- non-equity                                           4,352            4,291             33,946           33,461

Called up share capital                                4,725            4,678             36,855           36,479
Reserves                                              46,453           41,710            362,333          325,254
SHAREHOLDERS' FUNDS                                   51,178           46,388            399,188          361,733

TOTAL LIABILITIES                                    746,335          696,245          5,821,413        5,429,317


The Hong Kong dollar equivalent figures are for information only and are translated using the following closing rates:
-HK$/US$                                                                                    7.800            7.798

                                       16